Exhibit 7.12

NOTICE OF STOCK OPTION GRANT

ACUCELA INC.

Unless otherwise defined herein, the terms defined in the Acucela Inc. (the “Company”) 2014 Equity Incentive Plan, as amended (the “Plan”) shall have the same meanings in this Notice of Stock Option Grant and the electronic representation of this Notice established and maintained by the Company (the “Notice”) and the Stock Option Agreement (the “Option Agreement”). You have been granted Options to purchase shares of common stock of the Company under the Plan subject to the terms and conditions of the Plan, this Notice and the Option Agreement, including any applicable country-specific provisions in the appendix attached hereto (the “Appendix”) which constitutes part of this Option Agreement.

Name:	Dr. Ryo Kubota

Address:	1301 Second Avenue, Suite 4200, Seattle, WA 98101

Grant Number:	780,000 options to acquire shares of the Company’s common stock (the “Options”)

Date of Grant:	January 21, 2016 (the “Option Grant Date”)

Vesting Commencement Date:	January 21, 2016

Exercise price per Share:	$9.22 for Nonqualified Stock Options and $10.14 for Incentive Stock Options

Total Number of Shares:	780,000

Type of Option:	747,462 Nonqualified Stock Option 32,538 Incentive Stock Option (all of which are Time Vesting Stock Options, as defined below)

Expiration Date:	January 21, 2026 for the Options that qualify as Nonqualified Stock Options and January 21, 2021 for the Options that qualify as Incentive Stock Options; Each of the Options expires if your Service terminates earlier, as described in the Stock Option Agreement.

Vesting Schedule:	A total of 390,000 of the Options shall vest incrementally over a three year period from the Option Grant Date (the “Time Vesting Stock Options”), while the remaining 390,000 Options shall vest incrementally based on the closing market price of the shares of the Company’s common stock on the Tokyo Stock Exchange (the “Market Value Vesting Stock Options”).

33% of the Time Vesting Stock Options, equal to 128,700 Time Vesting Stock Options, shall vest on January 21, 2017, while the remaining 67% of the Time Vesting Stock Options, or 261,300 Time Vesting Stock Options, shall vest on a pro-rata monthly basis from January 21, 2017 through January 21, 2019, with all Time Vesting Stock Options having been fully vested on January 21, 2019.

130,000 Market Value Vesting Stock Options shall vest on the first business day following the date upon which the price of the Company’s common stock at the close of trading on the Tokyo Stock Exchange reached or exceeded ¥1,102.32 per share of the Company’s common stock for thirty (30) consecutive trading days as reported in The Wall Street Journal, the Stock Data Search page maintained by the Tokyo Stock Exchange (located at: http://quote.tse.or.jp/tse_n/quote.cgi?F=listing%2FEDetail1&MKTN=T&QCODE=4589), or such other source as the Company’s officers deem reliable.

130,000 Market Value Vesting Stock Options shall vest on the first business day following the date upon which the price of the Company’s common stock at the close of trading on the Tokyo Stock Exchange reached or exceeded ¥1,469.76 per share of the Company’s common stock for thirty (30) consecutive trading days as reported in The Wall Street Journal, the Stock Data Search page maintained by the Tokyo Stock Exchange (located at: http://quote.tse.or.jp/tse_n/quote.cgi?F=listing%2FEDetail1&MKTN=T&QCODE=4589), or such other source as the Company’s officers deem reliable.

130,000 Market Value Vesting Stock Options shall vest on the first business day following the date upon which the price of the Company’s common stock at the close of trading on the Tokyo Stock Exchange reached or exceeded ¥1,837.20 per share of the Company’s common stock for thirty (30) consecutive trading days as reported in The Wall Street Journal, the Stock Data Search page maintained by the Tokyo Stock Exchange (located at: http://quote.tse.or.jp/tse_n/quote.cgi?F=listing%2FEDetail1&MKTN=T&QCODE=4589), or such other source as the Company’s officers deem reliable.

By accepting (whether in writing, electronically or otherwise) these Options, you and the Company agree that these Options are granted under and governed by the terms and conditions of the Plan, the Notice and the Option Agreement. You acknowledge and agree that the Vesting Schedule may change prospectively in the event that your service status changes between full and part time status in accordance with Company policies relating to work schedules and vesting of awards. You further acknowledge that the grant of these Options by the Company is at the Company’s sole discretion, and does not entitle you to further grant(s) of option(s) or any other award(s) under the Plan or any other plan or program maintained by the Company or any parent, subsidiary or affiliate of the Company. You acknowledge that the vesting of these Options pursuant to this Notice is earned only by continuing Service. By accepting these Options, you consent to electronic delivery as set forth in the Option Agreement.

PARTICIPANT		ACUCELA INC.

Signature:	/s/ Ryo Kubota	By:	/s/ John Gebhart

Print Name:	Ryo Kubota	Its:	Chief Financial Officer

STOCK OPTION AGREEMENT

ACUCELA INC. 2014 EQUITY INCENTIVE PLAN

You have been granted a stock option (the “Option”) by Acucela Inc. (the “Company”) under the Amended 2014 Equity Incentive Plan (the “Plan”) to purchase shares of the Company’s common stock (the “Shares”), subject to the terms and conditions of the Plan, the Notice of Stock Option Grant (the “Notice”) and this Stock Option Agreement (the “Agreement”). Unless otherwise defined in this Agreement or the Notice, any capitalized terms used herein will have the meaning ascribed to them in Plan.

1. Grant of Option. You have been granted an Option for the number of Shares set forth in the Notice at the exercise prices per Share in U.S. Dollars set forth in the Notice (the “exercise price”). Unless otherwise indicated in this Agreement, in the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Agreement, the terms and conditions of the Plan shall prevail. If designated in the Notice as an Incentive Stock Option (“ISO”), this Option is intended to qualify as an Incentive Stock Option under Section 422 of the Code. However, if this Option is intended to be an ISO, to the extent that it exceeds the $100,000 rule of Code Section 422(d) it shall be treated as a Nonqualified Stock Option (“NSO”).

2. Termination Period.

(a) General Rule. If your Service terminates for any reason except death or Disability, and other than for Cause, then this Option will expire at the close of business at Company headquarters on the date three (3) months after your termination date. If your Service is terminated for Cause, this Option will expire upon the date of such termination. The Company determines when your Service terminates for all purposes under this Agreement. You acknowledge that this Section 2(a) of the Agreement supersedes Section 5.5(a) of the Plan.

(b) Death; Disability. If you die before your Service terminates, then this Option will expire at the close of business at Company headquarters on the date twelve (12) months after the date of death. If your Service terminates because of your Disability, then this Option will expire at the close of business at Company headquarters on the date twelve (12) months after your termination date.

(c) No Notice. You are responsible for keeping track of these exercise periods following your termination of Service for any reason. The Company will not provide further notice of such periods. In no event shall this Option be exercised later than the Expiration Date set forth in the Notice.

(d) Termination. For purposes of this Option, your Service will be considered terminated as of the date you are no longer providing services to the Company, its Parent or one of its Subsidiaries (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any)(the “Termination Date”). The Committee shall have the exclusive discretion to determine when you are no longer actively providing services for purposes of your Option (including whether you may still be considered to be providing services while on an approved leave of absence). Unless otherwise provided in this Agreement or determined by the Company, your right to vest in this Option under the Plan, if any, will terminate as of the Termination Date and will not be extended by any notice period (e.g., your period of services would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any). Following the Termination Date, you may exercise the Option only as set forth in the Notice and this Section, provided that the period (if any) during which you may exercise the Option after the Termination Date, if any, will commence on the date you cease to provide services and will not be extended by any notice period mandated under employment laws in the jurisdiction where you are employed or terms of your employment agreement, if any. If you do not exercise this Option within the Termination Period set forth in the Notice or the termination periods set forth below, the Option shall terminate in its entirety. In no event, may any Option be exercised after the Expiration Date of the Option as set forth in the Notice.

3. Exercise of Option.

(a) Right to Exercise. This Option is exercisable during its term in accordance with the Vesting Schedule set forth in the Notice and the applicable provisions of the Plan and this Agreement. In the event of your death, Disability, or other cessation of Service, the exercisability of the Option is governed by the applicable provisions of the Plan, the Notice and this Agreement. This Option may not be exercised for a fraction of a Share.

(b) Method of Exercise. This Option is exercisable by delivery of an exercise notice in a form specified by the Company (the “Exercise Notice”), which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised (the “Exercised Shares”), and such other representations and agreements as may be required by the Company pursuant to the provisions of the Plan. The Exercise Notice shall be delivered in person, by mail, via electronic mail or facsimile or by other authorized method to the Secretary of the Company or other person designated by the Company. The Exercise Notice shall be accompanied by payment of the aggregate exercise price as to all Exercised Shares together with any Tax Related Items (as defined in Section 7 below). This Option shall be deemed to be exercised upon receipt by the Company of a fully executed Exercise Notice accompanied by the aggregate exercise price and any applicable tax withholding due upon exercise of the Option. No Shares will be issued pursuant to the exercise of this Option unless such issuance and exercise complies with all relevant provisions of law and the requirements of any stock exchange or quotation service upon which the Shares are then listed. Assuming such compliance, for income tax purposes the Exercised Shares will be considered transferred to you on the date the Option is exercised with respect to such Exercised Shares.

(c) Exercise by Another. If another person wants to exercise this Option after it has been transferred to him or her, that person must prove to the Company’s satisfaction that he or she is entitled to exercise this Option. That person must also complete the proper Exercise Notice form (as described above) and pay the exercise price (as described below) and any applicable tax withholding due upon exercise of the Option (as described below).

4. Method of Payment. Payment of the aggregate exercise price shall be by any of the following, or a combination thereof, at your election:

(a) your personal check, wire transfer, or a cashier’s check;

(b) certificates for shares of Company stock that you own, along with any forms needed to effect a transfer of those shares to the Company; the value of the shares, determined as of the effective date of the Option exercise, will be applied to the Option exercise price. Instead of surrendering shares of Company stock, you may attest to the ownership of those shares on a form provided by the Company and have the same number of shares subtracted from the Option shares issued to you.

However, you may not surrender, or attest to the ownership of, shares of Company stock in payment of the exercise price of your Option if your action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to this Option for financial reporting purposes;

(c) cashless exercise through irrevocable directions to a securities broker approved by the Company to sell all or part of the Shares covered by this Option and to deliver to the Company from the sale proceeds an amount sufficient to pay the Option exercise price and any withholding taxes. The balance of the sale proceeds, if any, will be delivered to you. The directions must be given by signing a special notice of exercise form provided by the Company; or

(d) other method authorized by the Company.

5. Non-Transferability of Option. In general, except as provided below, only you may exercise this Option prior to your death. You may not transfer or assign this Option, except as provided below. For instance, you may not sell this Option or use it as security for a loan. If you attempt to do any of these things, this Option will immediately become invalid. You may, however, dispose of this Option in your will or in a beneficiary designation. However, if this Option is designated as a NSO in the Notice, then the Committee may, in its sole discretion, allow you to transfer this Option as a gift to one or more family members. For purposes of this Agreement, “family member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including adoptive relationships), any individual sharing your household (other than a tenant or employee), a trust in which one or more of these individuals have more than 50% of the beneficial interest, a foundation in which you or one or more of these persons control the management of assets, and any entity in which you or one or more of these persons own more than 50% of the voting interest. In addition, if this Option is designated as a NSO in the Notice, then the Committee may, in its sole discretion, allow you to transfer this Option to your spouse or former spouse pursuant to a domestic relations order in settlement of marital property rights. The Committee will allow you to transfer this Option only if both you and the transferee(s) execute the forms prescribed by the Committee, which include the consent of the transferee(s) to be bound by this Agreement. This Option may not be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of in any manner other than by will or by the laws of descent or distribution or court order and may be exercised during the lifetime of you only by you, your guardian, or legal representative, as permitted in the Plan. The terms of the Plan and this Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of you.

6. Term of Option. This Option shall in any event expire on the expiration date set forth in the Notice, which date is 10 years after the Date of Grant (five years after the grant date if this Option is designated as an ISO in the Notice and Section 5.3 of the Plan applies).

7. Tax Consequences. You should consult a tax advisor for tax consequences relating to this Option in the jurisdiction in which you are subject to tax. You acknowledge that, regardless of any action taken by the Company or, if different, your employer (the “Employer”) the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you (“Tax-Related Items”), is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer. You further acknowledge that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option, including, but not limited to, the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (b) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Option to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to Tax-Related Items in more than one jurisdiction between the Date of Grant and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction. YOU SHOULD CONSULT A TAX ADVISER APPROPRIATELY QUALIFIED IN THE COUNTRY OR COUNTRIES IN WHICH YOU RESIDE OR ARE SUBJECT TO TAXATION BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

8. Withholding Taxes and Stock Withholding.

(a) Exercising the Option. Regardless of any action the Company or the Employer takes with respect to any or all Tax Related Items, you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (ii) do not commit to structure the terms of the grant or any aspect of the Option to reduce or eliminate your liability for Tax-Related Items.

Prior to exercise of the Option, you shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, you authorize the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by you from your wages or other cash compensation paid to you by the Company and/or the Employer. With the Company’s consent, these arrangements may also include, if permissible under local law, (i) withholding Shares that otherwise would be issued to you when you exercise this Option, provided that the Company only withholds the amount of Shares necessary to satisfy the minimum statutory withholding amount, (ii) having the Company withhold taxes from the proceeds of the sale of the Shares, either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization), or (iii) any other arrangement approved by the Company. The Fair Market Value of these Shares, determined as of the effective date of the Option exercise, will be applied as a credit against the withholding taxes. Finally, you shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of your participation in the Plan or your purchase of Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the exercise and refuse to deliver the Shares if you fail to comply with your obligations in connection with the Tax-Related Items as described in this Section.

Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates, including maximum applicable rates, in which case you will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent. If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, you are deemed to have been issued the full member of Shares issued upon exercise of the Options; notwithstanding that a member of the Shares are held back solely for the purpose of paying the Tax-Related Items. The Fair Market Value of these Shares, determined as of the effective date of the Option exercise, will be applied as a credit against the Tax-Related Items withholding.

(b) Notice of Disqualifying Disposition of ISO Shares. For U.S. taxpayers, if you sell or otherwise dispose of any of the Shares acquired pursuant to an ISO on or before the later of (i) two years after the grant date, or (ii) one year after the exercise date, you will immediately notify the Company in writing of such disposition. You agree that you may be subject to income tax withholding by the Company on the compensation income recognized from such early disposition of ISO Shares by payment in cash or out of the current earnings paid to the Company.

9. Acknowledgement. The Company and you agree that the Option is granted under and governed by the Notice, this Agreement and by the provisions of the Plan (incorporated herein by reference). You: (a) acknowledge receipt of a copy of the Plan and the Plan prospectus, (b) represent that you have carefully read and is familiar with their provisions, and (c) hereby accept the Option subject to all of the terms and conditions set forth herein and those set forth in the Plan and the Notice. You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan, the Notice and the Agreement.

10. Appendix. Notwithstanding any provisions in this Agreement, the Option grant shall be subject to any special terms and conditions set forth in the Appendix to this Agreement for your country (the “Appendix”) set forth as an attachment to this Agreement. Moreover, if you relocate to one of the countries included in the Appendix, the special terms and conditions for such country will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

11. Consent to Electronic Delivery of All Plan Documents and Disclosures; Language. By your acceptance of this Option, you consent to the electronic delivery of the Notice, this Agreement, the Plan, account statements, Plan prospectuses required by the Securities and Exchange Commission, U.S. financial reports of the Company, and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements) or other communications or information related to the Option. Electronic delivery may include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via e-mail or such other delivery determined at the Company’s discretion. You acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost if you contact the Company by telephone, through a postal service or electronic mail at [insert e-mail address]. You further acknowledge that you will be provided with a paper copy of any documents delivered electronically if electronic delivery fails; similarly, you understand that you must provide on request to the Company or any designated third party a paper copy of any documents delivered electronically if electronic delivery fails. Also, you understand that your consent may be revoked or changed, including any change in the electronic mail address to which documents are delivered (if you have provided an electronic mail address), at any time by notifying the Company of such revised or revoked consent by telephone, postal service or electronic mail at [insert e-mail address]. Finally, you understand that you are not required to consent to electronic delivery. To the extent you have been provided with a copy of this Agreement, Plan prospectuses required by the Securities and Exchange Commission, or any other documents relating to the grant in a language other than English, the English language documents will prevail in case of any ambiguities or divergences as a result of translation.

12. Compliance with Laws and Regulations. The Company will not permit anyone to exercise this Option if the issuance of shares at that time would violate any law or regulation, including without limitation all applicable state, federal and foreign laws and regulations and all applicable requirements of any stock exchange or automated quotation system on which the Company’s Common Stock may be listed or quoted at the time of such issuance.

13. Imposition of Other Requirements. The Company reserves the right to impose other requirements on your participation in the Plan, on the Option and on any Shares purchased upon exercise of the Option, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

14. No Rights as Employee, Director or Consultant. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent or Subsidiary of the Company, to terminate your Service, for any reason, with or without cause.

15. Adjustment. In the event of a stock split, a stock dividend or a similar change in Company stock, the number of Shares covered by this Option and the exercise price per Share may be adjusted pursuant to the Plan.

16. Assumption or Replacement of Options by Successor. In the event of a Corporate Transaction any or all outstanding Options may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on you. In the alternative, the successor corporation may substitute equivalent Options or provide you with substantially similar consideration to the remaining outstanding Options. The successor corporation may also issue, in place of your outstanding Options, substantially similar shares or other property subject to repurchase restrictions no less favorable to you. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute your remaining outstanding Options, as provided above, pursuant to a Corporate Transaction, then notwithstanding any other provision in this Agreement to the contrary, such Options will expire on such transaction at such time and on such conditions as the Board will determine; the Board (or Committee, if so designated by the Board) may, in its sole discretion, accelerate the vesting of such remaining outstanding Options in connection with a Corporate Transaction. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute your outstanding Options, as provided above, pursuant to a Corporate Transaction, the Committee will notify you in writing or electronically that such outstanding Options will be exercisable by you for a period of time determined by the Committee in its sole discretion, and such outstanding Options will terminate upon the expiration of such period. You acknowledge that this Section 16 of the Agreement replaces and supersedes Section 20.1 of the Plan, and that such Section 20.1 of the Plan shall not be applicable to the Options.

17. Lock-Up Agreement. Upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, you hereby agree not to sell, make any short sale of, loan, grant any Option for the purchase of, or otherwise dispose of any securities of the Company however and whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the public offering; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the restricted period, then, upon the request of the managing underwriter, to the extent required by any FINRA rules, the restrictions imposed by this Section shall continue to apply until the end of the third trading day following the expiration of the fifteen (15)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond two hundred sixteen (216) days after the effective date of the registration statement.

18. Data Privacy.

(a) You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this Agreement and any other Option grant materials by and among, as applicable, the Employer, the Company and its Parent, and Subsidiaries for the exclusive purpose of implementing, administering and managing your participation in the Plan (“Data”).

(b) You understand that the Company and the Employer may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all Options or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the exclusive purpose of implementing, administering and managing the Plan.

(c) You understand that Data may be transferred to a Company-designated Plan broker or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipient’s country (e.g., the United States) may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the Company, its designated Plan broker and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purposes of implementing, administering and managing your participation in the Plan. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your employment status or service and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you options or other equity awards or administer or maintain such awards. Therefore, you understand that refusing or withdrawing your consent may affect your ability to participate in the Plan. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

19. Nature of Grant. In accepting these Options, you acknowledge, understand and agree that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature, and may be amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan or applicable law;

(b) the grant of these Options is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted in the past;

(c) all decisions with respect to future options or other grants, if any, will be at the sole discretion of the Company;

(d) the Option grant and your participation in the Plan shall not create a right to employment or be interpreted as forming an employment or service contract with the Company, the Employer or any Parent, or Subsidiary, and shall not interfere with the ability of the Company, the Employer or any Parent, or Subsidiary, as applicable, to terminate Your employment or service relationship (if any);

(e) you are voluntarily participating in the Plan;

(f) the Option and any Shares acquired under the Plan are not intended to replace any pension rights or compensation;

(g) the Option and any Shares acquired under the Plan and the income and value of same, are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;

(h) the future value of the Shares underlying these Option is unknown, indeterminable, and cannot be predicted with certainty;

(i) if the underlying Shares do not increase in value, the Option will have no value;

(j) if you exercise the Option and acquire Shares, the value of such Shares may increase or decrease in value, even below the exercise price;

(k) no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from you ceasing to provide employment or other services to the Company or the Employer (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any), and in consideration of the grant of the Option to which you are otherwise not entitled, you irrevocably agree never to institute any claim against the Company, its Parent, any of its Subsidiaries or the Employer, waive your ability, if any, to bring any such claim, and release the Company, its Parent, Subsidiaries and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim;

(l) unless otherwise provided in the Plan or by the Company in its discretion, the Option and the benefits evidenced by this Agreement do not create any entitlement to have the Option or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares;

(m) the Option and the Shares subject to the Option are not part of normal or expected compensation or salary for any purpose; and

(n) you acknowledge and agree that neither the Company, the Employer nor any Parent, or Subsidiary shall be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the Option or of any amounts due to you pursuant to the exercise of the Option or the subsequent sale of any Shares acquired upon exercise.

20. Entire Agreement. This Agreement, the Plan and the Notice constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning the purchase of the Shares hereunder are superseded. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement will not be construed as a waiver of any rights of such party.

21. Governing Law; Venue; Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded and (c) the balance of this Agreement shall be enforceable in accordance with its terms. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law. Any and all disputes relating to, concerning or arising from this Agreement, or relating to, concerning or arising from the relationship between the parties evidenced by the Plan or this Agreement, will be brought and heard exclusively in the United States District Court for the Western District of Washington in Seattle, Washington. Each of the parties hereby represents and agrees that such party is subject to the personal jurisdiction of said courts; hereby irrevocably consents to the jurisdiction of such courts in any legal or equitable proceedings related to, concerning or arising from such dispute, and waives, to the fullest extent permitted by law, any objection which such party may now or hereafter have that the laying of the venue of any legal or equitable proceedings related to, concerning or arising from such dispute which is brought in such courts is improper or that such proceedings have been brought in an inconvenient forum.

BY ACCEPTING THESE OPTIONS, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

APPENDIX

ACUCELA INC. 2014 EQUITY INCENTIVE PLAN (AS AMENDED)